UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

David Cox

Legal Representative

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6299

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dean Solon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 58,080,582 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 58,080,582 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,080,582 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9% (1) (see item 5)
14	Type of Reporting Person IN

(1)

Based on 166,612,171 shares of common stock of the Issuer (as defined below) issued and outstanding as of July 19, 2021, consisting of 101,940,027 shares of Common Stock (as defined below) and 64,672,144 shares of Class B Common Stock (as defined below), representing approximately 61.1% and 38.9% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco I, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 58,080,582 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 58,080,582 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,080,582 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,612,171 shares of common stock of the Issuer (as defined below) issued and outstanding as of July 19, 2021, consisting of 101,940,027 shares of Common Stock (as defined below) and 64,672,144 shares of Class B Common Stock (as defined below), representing approximately 61.1% and 38.9% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco II, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 58,080,582 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 58,080,582 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,080,582 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,612,171 shares of common stock of the Issuer (as defined below) issued and outstanding as of July 19, 2021, consisting of 101,940,027 shares of Common Stock (as defined below) and 64,672,144 shares of Class B Common Stock (as defined below), representing approximately 61.1% and 38.9% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 58,080,582 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 58,080,582 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,080,582 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 166,612,171 shares of common stock of the Issuer (as defined below) issued and outstanding as of July 19, 2021, consisting of 101,940,027 shares of Common Stock (as defined below) and 64,672,144 shares of Class B Common Stock (as defined below), representing approximately 61.1% and 38.9% of the combined voting power of all of the Issuer’s common stock, respectively.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates the first sentence of the last paragraph of Item 1 of the Original Schedule 13D in its entirety as set forth below:

As of July 19, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through the Founder, Holdco I and Holdco II, as parties to the Stockholders’ Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 34.9% of the 166,612,171 shares of the Issuer’s common stock issued and outstanding as of July 19, 2021, consisting of 101,940,027 shares of Common Stock and 64,672,144 shares of Class B Common Stock, representing approximately 61.1% and 38.9% of the combined voting power of all of the Issuer’s common stock, respectively.

The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of all 58,080,582 shares of Class B Common Stock described in Row (11) of the cover page of this Schedule 13D.

(c) Except as disclosed in Item 6 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons effected any transaction in Class B Common Stock in the past 60 days.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Items 2, 3 and 4 hereof are incorporated herein by reference.

This Amendment adds the text set forth below after the last paragraph under the subheading “Stockholders’ Agreement” in Item 6 of the Original Schedule 13D:

The Stockholders’ Agreement terminated as it relates to Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree”) at the closing of the Follow-on Offering.

This Amendment replaces the last paragraph in Item 6 of the Original Schedule 13D in its entirety as set forth below:

Follow-on Offering

On July 12, 2021, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives (the “IPO Representatives”) of the several underwriters named in Schedule I to the underwriting agreement, dated January 26, 2021, by and among the Issuer, the IPO Representatives, Parent and Oaktree, agreed to waive the Lock-up Agreement with the Founder, Holdco I and Holdco II, only to the extent necessary to permit the offer and sale of their LLC Interests in connection with an underwritten public offering (the “Follow-on Offering”) of Class A Common Stock pursuant to a registration statement on Form S-1 (File No. 333-257856) filed with the Securities and Exchange Commission on July 12, 2021. The Follow-on Offering closed on July 19, 2021. In connection with the Follow-on Offering, the Founder, Holdco I and Holdco II sold 50,000, 1,650,000 and 3,300,000 LLC Interests, respectively, and an equal number of shares of Class B Common Stock to the Issuer at a price of $27.02 (the per-share price paid by the underwriters for shares of Class A Common Stock in the Follow-on Offering) for one LLC Interest and one share of Class B Common Stock.

In connection with the Follow-on Offering, the Founder, Holdco I and Holdco II have entered into lock-up agreements, copies of which are filed as Exhibit 8, 9 and 10 to this Schedule 13D (the “Follow-on Lock-up Agreements”), respectively, with the underwriters in the Follow-on Offering pursuant to which Founder, Holdco I and Holdco II, subject to certain exceptions, for a period of 90 days after the date of the Follow-on Offering final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, LLC Interests, or any options or warrants to purchase any shares of Common Stock, LLC Interests, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or LLC Interests (collectively, the “Follow-on Lock-up Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Follow-on Lock-up Securities, whether any such transaction or arrangement would be settled by delivery of common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

The descriptions of the Registration Rights Agreement, the Stockholders’ Agreement, the Lock-Up Agreements, the LLC Agreement and the Follow-on Lock-Up Agreements in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2021.*

2	Registration Rights Agreement, dated January 29, 2021, by and among Shoals Technologies Group, Inc., Dean Solon, Solon Holdco I, GP, Solon Holdco II, GP and certain other holders identified therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

3	Stockholders’ Agreement, dated as of January 29, 2021, by and among Shoals Technologies Group, Inc., Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P., Solon Holdco I, GP, Solon Holdco II, GP, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

4	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Dean Solon.*

5	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Solon Holdco I, GP.*

6	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Solon Holdco II, GP.*

7	Third Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2021, by and among Shoals Parent LLC, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

8	Lock-up Agreement, dated as July 14, 2021, entered into by and between Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, as representatives of the several underwriters for the Follow-on Offering, and Dean Solon.**

9	Lock-up Agreement, dated as July 14, 2021, entered into by and between Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, as representatives of the several underwriters for the Follow-on Offering, and Solon Holdco I, GP.**

10	Lock-up Agreement, dated as July 14, 2021, entered into by and between Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, as representatives of the several underwriters for the Follow-on Offering, and Solon Holdco II, GP.**

*	Previously Filed
**	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2021

DEAN SOLON

/s/ Dean Solon
Name: Dean Solon

SOLON HOLDCO I, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO II, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO III, LLC

/s/ Dean Solon
Name: Dean Solon
Title: Manager